Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter Platform, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: October 7, 2021

BANCO INTER S.A.

Authorized Capital Publicly Held Company (Category “A”) – CVM Code No. 24406

Corporate Taxpayer’s ID (CNPJ/ME) No. 00.416.968/0001-01

Company Registry (NIRE) 31.300.010.864

MATERIAL FACT

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) (“Inter”), in compliance with paragraph 4 of article 157 of Brazilian Law 6.404, as of December 15, 1976, as amended (“Brazilian Corporations Law”), and the provisions of the regulations of the Brazilian Securities and Exchange Commission (“CVM”), especially in CVM Resolution No. 44, as of August 23, 2021, and in addition to the Material Fact disclosed on May 24, 2021, hereby informs its shareholders and the market in general that: (i) it has engaged Bank of America, Bradesco BBI, J.P. Morgan and Itaú BBA as financial advisors in the context of Inter’s corporate reorganization with the purpose of migrating its shareholding base to Inter Platform, Inc., a company organized in accordance with the laws of the Cayman Islands (“Inter Platform”), which will result in the listing of Inter Platform shares in the United States (“Corporate Reorganization”) and in the listing of BDRs representing shares of Inter Platform in B3 – Brasil, Bolsa Balcão (“B3”); and (ii) the studies of the Corporate Reorganization, as described below have been completed and were unanimously approved by Inter’s Board of Directors at a meeting held on this date. Additionally, LA BI Holdco, LLC (“LA BI”), a vehicle indirectly controlled by SoftBank Latin America Fund (“SoftBank”), Inter’s largest non-controlling shareholder, entered into a Reorganization Agreement with Inter (“Reorganization Agreement”) with the purpose of taking certain action to support the Corporate Reorganization, as described below.

Proposed Corporate Reorganization

The Corporate Reorganization consists of a merger of all Inter shares into its direct controlling shareholder Inter Holding Financeira S.A. (“HoldFin” and “Merger of Shares”), with the delivery to the current shareholders of Inter, including holders of Inter units, of mandatorily redeemable preferred shares issued by HoldFin (“Redeemable PNs”).

The Merger of Shares is subject to approval by Inter’s shareholders at an extraordinary shareholders’ meeting of Inter (“Reorganization EGM”), which will be convened in due course. If the Merger of Shares is approved, on the date the Merger of Shares is effected, the Redeemable PNs will be immediately redeemed by HoldFin with the delivery to Inter shareholders of one of the following options, selected by each shareholder at its sole discretion:

(i)	Level I BDRs backed by Class A Shares (as defined below) (“BDRs” and “BDR Option”), which BDRs may be cancelled by their holder at any time to receive the underlying Class A Share by notifying B3 through the holder’s broker; or

(ii)	an amount in Brazilian reais corresponding to the economic value of Inter’s preferred and/or common shares, to be disclosed once the Reorganization EGM is called (“Cash-out Option”).

Inter Platform will issue two classes of shares:

(i)	Class A Shares, which will grant the right to one (1) vote per share and will be admitted to trading on a stock exchange in the United States of America (“Class A Shares”); and

(ii)	Class B Shares, which will grant ten (10) votes per share, will be exclusively held by Inter’s controlling shareholder and will not be listed on a stock exchange or on any other organized market (“Class B Shares”).

Class A Shares and Class B Shares will have the same economic rights. Further details about Inter Platform and the rights of holders of Class A Shares and BDRs will be described in the documents to be made available by Inter when convening the Reorganization EGM.

The BDRs will be issued in a Sponsored Level I BDR Program registered with the CVM and will be traded on B3.

After the verification of all conditions precedent described below and upon conclusion of the Corporate Reorganization:

(i)	The Class A Shares of Inter Platform will be listed on a stock exchange in United States;

(ii)	The BDRs will be traded on B3;

(iii)	Inter’s shares and units will no longer be traded in B3;

(iv)	Inter will maintain its category A public company registration with the CVM for a period of at least 12 (twelve) months.

Charts of the Implementation of the Corporate Reorganization

The chart below describes the corporate structure of Inter and Inter Platform before the Corporate Reorganization.

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The chart below describes the corporate structure of Inter and Inter Platform after the Corporate Reorganization.

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Exchange Ratios

After the conclusion of the Corporate Reorganization, each holder of Inter common or preferred shares, including holders of units will maintain the same proportional participation in the share capital of Inter Platform it originally held in the share capital of Inter immediately before the conclusion of the Corporate Reorganization, except for the effects of the payment of the Cash-Out Option and the exercise of Withdrawal Rights by other Inter shareholders.

The exchange ratios (i) of Inter common and preferred shares to Redeemable PNs issued by HoldFin and (ii) of Redeemable PNs issued by HoldFin to BDRs backed by Class A Shares or cash, depending on the option elected by each Inter shareholder, will be disclosed in due course by Inter and will be set in such a way to ensure that Inter shareholders will retain the same proportional interest that they currently hold in Inter’s share capital (except as adjusted as described in the paragraph above).

Cancellation of BDRs

Inter shareholders that wish to hold Class A Shares may at any time request the cancellation of their BDRs after their receipt by notifying B3 through their respective brokers. Inter will timely disclose further information about the procedure to cancel the BDRs.

Cash-Out Option

The value of the Cash-out Option will be established in an appraisal report of Inter (“Cash-Out Report”) prepared for purposes of delisting Inter shares from B3, which shall be prepared by an appraiser nominated by the independent members of Inter’s Board of Directors and chosen by Inter’s Board of Directors, subject to ratification at the Reorganization EGM.

The Cash-Out Option can be exercised by Inter’s shareholders, at their sole discretion, within five (5) business days (“Option Period”) from the date of the Reorganization EGM.

During the Option Period, an Inter shareholder that has chosen the Cash-Out Option may switch to the BDR Option.

At the end of the Option Period, an Inter shareholder that has chosen the Cash-Out Option (i) will not be able to switch to the BDR Option, and (ii) will not be able to trade its shares until the payment of the Cash-Out, which payment date will be disclosed in due course by Inter.

IF AN INTER SHAREHOLDER FAILS TO EXERCISE THE CASH-OUT OPTION DURING THE OPTION PERIOD OR DOES NOT COMPLY WITH THE PROCEDURES TO BE DISCLOSED BY INTER FOR THE EXERCISE OF SUCH OPTION OR DOES NOT EXERCISE ITS WITHDRAWAL RIGHT, AS DEFINED BELOW, SUCH SHAREHOLDER WILL RECEIVE BDRS.

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Conditions for Completing the Corporate Reorganization

The conclusion of the Corporate Reorganization is subject to: (i) approval of the Corporate Reorganization by Inter shareholders at the Reorganization EGM; (ii) the effectiveness of the registration statement filed by Inter Platform with the U.S. Securities and Exchange Commission prior to the Reorganization EGM; (iii) approval of Class A Shares for listing in a US stock exchange; (iv) approval of the listing of BDRs representing Class A Shares by the CVM and B3; and (v) verification, by Inter and HoldFin, that the total amount to be disbursed for the purposes of the Cash-Out Option payment (“Disbursement”) does not exceed a certain amount to be determined by Inter (“Disbursement Condition”).

THE DISBURSEMENT CONDITION MAY BE WAIVED BY HOLDFIN AND INTER IF INTER’S BOARD OF DIRECTORS DETERMINES THAT THE WAIVER IS IN THE BEST INTEREST OF INTER AND ITS SHAREHOLDERS.

Payment of the Cash-Out Option

Inter Platform and HoldFin are negotiating with investment banks and other potential funding sources and evaluating structures to be used for purposes of funding and paying the Cash-Out Option.

Withdrawal Rights

The Merger of Shares will permit holders of Inter common shares as of the end of the trading session on May 24, 2021, date of the first Material Fact on the Corporate Reorganization, to exercise withdrawal rights (“Withdrawal Right”).

Further details regarding the exercise of the Withdrawal Right, including the exercise procedure and the reimbursement amount, will be disclosed by Inter in due course.

Registration of BDR Level I Program

Inter’s application to CVM with respect to the registration of the BDR Level I Program is currently under review by CVM.

On July 16, 2021, Inter received an official letter from B3 informing that the request for admission to trading was granted by B3, subject to the CVM approval of the BDR Level I program.

Registration of Inter as a Publicly-held Corporation in Brazil

Inter intends to keep its registration with the CVM as a Category A publicly-held corporation for a period of at least 12 months after conclusion of the Corporate Reorganization, subject to extension in Inter’s discretion.

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Reorganization Agreement with SoftBank

In order to accompany the Corporate Reorganization, SoftBank, through its vehicles SLA Holdings (Cayman) LP (“SLA”), LA BI and New LA BI LLC (“New LLC”) entered into a Reorganization Agreement with Inter’s controlling shareholder, Inter, Inter Platform and HoldFin, which provides for certain corporate actions that will result in the contribution of LA BI’s equity interest in Inter to Inter Platform and delivery to SLA of Inter Platform shares corresponding to the same participation held by LA BI in Inter, which currently represents 14.49%, subject to the terms and conditions set forth therein.

The Investors Agreement currently in effect between the Controlling Shareholders and SoftBank Group Corp., dated as of September 13, 2019, in relation to Inter, shall be terminated upon closing of the corporate transactions as set forth in the Reorganization Agreement and a new shareholders’ agreement with substantially equivalent rights will be entered into in relation to Inter Platform.

Timing of the closing of the Corporate Reorganization

The completion of the Corporate Reorganization is subject to several factors beyond the control of Inter Platform and Inter, and it is not possible to accurately foresee whether and when the Corporate Reorganization will be completed. However, Inter and Inter Platform are making efforts to complete the Corporate Reorganization as soon as possible.

Compliance with B3 Level 2 Regulation Requirement and Appraisal Report

The structure of the Corporate Reorganization presented herein was duly approved by B3, which, on April 12, 2021, issued the Official Letter 141/2021-DIE (“B3 Official Letter”), through which it granted Inter authorization to comply with the requirement set forth in item 11.3 of the B3 Level 2 Regulation (“Regulation N2”) by offering the Cash-out Option to all Inter shareholders, as described above.

Additionally, pursuant to the B3 Official Letter:

(i)	The Cash-out Report must comply with the criteria provided: (a) in item 10.1 of Regulation N2, that is, the valuation of the shares must be made by their respective economic value, and the report must comply with the requirements of paragraph 1 of article 8 of the Brazilian Corporations Law, and provide for the liability described in paragraph 6 of the same article; and (b) in the relevant provisions of CVM Regulation 361/2002. The Report must be submitted to B3 for prior evaluation and approval;

(ii)	The Reorganization EGM may be installed on first call with the presence of at least: (i) two-thirds (2/3) of Inter’s total share capital and (ii) 20% of Inter’s float; and, on second call, with any number of outstanding shares, subject that the resolution, at the Reorganization EGM, must be approved by the majority of the shares present at the Reorganization EGM, excluding the shares held by the Controlling Shareholder and by Softbank, with each Inter share, common or preferred, being entitled to one vote.

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Additional Information

Potential gains earned by shareholders as a result of the Corporate Reorganization may be subject to income tax and other taxes, in accordance with the laws and regulations applicable to each category of investor. Each investor should consult with its own advisors about the applicable taxation and each investor will responsible for the payment of applicable taxes, considering that the applicable law does not require withholding and payment of taxes by another party.

If any of the companies mentioned herein are required by law to withhold and pay taxes due by investors within the scope of the Corporate Reorganization, the investors will be duly informed about such withholding and payment.

Access to Information and Documents

Inter will maintain its shareholders and the market in general informed about the Corporate Reorganization, pursuant to the applicable regulation.

Additional information, as well as a copy of B3 Official Letter, may be obtained from Inter’s Investor Relations Department, by the e-mail ri@bancointer.com.br, at Avenida Barbacena, nº 1.219, Belo Horizonte, State of Minas Gerais or on the Inter website (http://ri.bancointer.com.br).

Absence of Offer or Request

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Material Fact (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter Platform and Inter; convictions related to value creation as a result of the proposed transaction involving Inter Platform and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter Platform and Inter. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expectation”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will/shall” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter Platform’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

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This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter Platform. In connection with the Corporate Reorganization, Inter Platform has confidentially submitted to SEC a draft registration statement for the Inter Platform shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS WHEN THESE DOCUMENTS ARE AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION. The registration statement on form F-4 and prospectus, as well as other filings containing information on Inter Platform and the Corporate Reorganization will be available in due course free of charge on SEC’s website (www.sec.gov).

Belo Horizonte, October 7, 2021.

HELENA LOPES CALDEIRA

CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER

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